UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 35)

Seagen Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

81181C104
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 860 Washington Street, 3rd Floor New York, NY 10014 (212) 339-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81181C104	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

CUSIP No. 81181C104	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. 81181C104	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 81181C104	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 81181C104	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS FBB2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 81181C104	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Amendment No. 35 to Schedule 13D

This Amendment No. 35 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D hereby is supplemented and superseded, as the case may be, as follows:

This Amendment No. 35 is being filed to report the disposition of shares of the common stock (“Common Stock”) of Seagen Inc. (the “Issuer”) and options to purchase Common Stock (“Stock Options”), in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 12, 2023 (the "Merger Agreement"), by and among the Issuer, Pfizer Inc. ("Parent") and Aris Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Parent, pursuant to which, at the effective time of the Merger on December 14, 2023 (the "Effective Time"), Merger Sub merged with and into the Issuer, with the Issuer surviving as a subsidiary of Parent (the "Merger"). Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Common Stock (other than certain excluded shares described in the Merger Agreement) was converted into the right to receive cash in an amount equal to $229.00 per share of Common Stock (the "Merger Consideration").

Pursuant to the Merger Agreement, at the Effective Time, 667 and Life Sciences disposed of 1,578,905 and 42,825,004 shares of Common Stock, respectively, and Julian C. Baker and Felix J. Baker disposed of 23,277 shares of Common Stock and 23,280 shares of Common Stock, respectively, in exchange for the Merger Consideration. In addition, at the Effective Time pursuant to the Merger, Julian C. Baker and Felix J. Baker disposed of 367,631 shares of Common Stock and 367,635 shares of Common Stock, respectively, held in entities over which they have voting and dispositive power but no pecuniary interest in exchange for the Merger Consideration.

Also pursuant to the Merger Agreement, at the Effective Time, the Adviser disposed of 8,750 Stock Options with an exercise price of $34.25 expiring May 16, 2024, 9,260 Stock Options with an exercise price of $39.94 expiring May 15, 2025, 9,260 Stock Options with an exercise price of $38.82 expiring May 20, 2026, 9,260 Stock Options with an exercise price of $66.60 expiring May 19, 2027, 9,260 Stock Options with an exercise price of $56.77 expiring May 18, 2028, 7,038 Stock Options with an exercise price of $64.38 expiring May 20, 2029, 3,371 Stock Options with an exercise price of $160.33 expiring May 15, 2030, 3,462 Stock Options with an exercise price of $147.50 expiring May 14, 2031, and 3,676 Stock Options with an exercise price of $135.63 expiring May 13, 2032 with each outstanding Stock Option, whether or not then vested, being cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the per-share exercise price of such Stock Option, multiplied by (ii) the number of shares of Common Stock then subject to such Stock Option.

Pursuant to the Merger Agreement, at the Effective Time, 29,003 vested restricted stock units (each, an “RSU”), held by Felix J. Baker were cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration, multiplied by (ii) the number of shares of Common Stock then subject to such RSU, net of applicable taxes and without interest.

Pursuant to the Merger Agreement, at the Effective Time, the 2,044 RSUs granted to Felix J. Baker on May 31, 2023, that were unvested as of immediately prior to the Effective Time (each, a “Post-Signing Company RSU”) were converted into the right to receive a Parent cash-based award with respect to an amount in cash equal to the product of (i) the Merger Consideration, multiplied by (ii) the number of shares of Common Stock then subject to such Post-Signing Company RSU.

Pursuant to the Merger Agreement, at the Effective Time, Felix J. Baker disposed of 121,250 share of Common Stock received from past exercises of Stock Options in exchange for the Merger Consideration.

On December 12, 2023, FBB2 and FBB3 distributed to other investors 18,243 shares of Common Stock and 48,012 shares of Common Stock, respectively in an in-kind pro rata distribution without consideration.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 35 are incorporated herein by reference. The Reporting Persons no longer beneficially own any securities of the Issuer.

Holder	Number of Shares	Percentage of Class Outstanding
667, L.P.	-	0.0%
Baker Brothers Life Sciences, L.P.	-	0.0%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Felix J. Baker served on the Board as a representative of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Felix J. Baker had no pecuniary interest in the Stock Options, Common Stock or RSUs received as compensation for Felix J. Baker’s previous Board service. The Funds were instead entitled to the pecuniary interest in such Stock Options, Common Stock and RSUs.

The Adviser had voting and investment power over the Common Stock underlying such Stock Options, Common Stock underlying RSUs and Common Stock held by Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may have been deemed to have had the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock underlying such Stock Options, RSUs, Common stock received from the vesting of RSUs and Common Stock of the Issuer held by Felix J. Baker received as director compensation.

(c) The disclosure in Item 4 is incorporated herein by reference. Other than as disclosed in this Schedule 13D, as amended, none of the Reporting Persons or their affiliates has affected any transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) On December 14, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2023

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC

By:	/s/ Julian C. Baker
	Name:	Julian C. Baker
	Title:	Manager

FBB3 LLC

By:	/s/ Julian C. Baker
	Name:	Julian C. Baker
	Title:	Manager